Exhibit 99.1

HUTCHMED Announces US$608 million Divestment of Non-Core Joint Venture

— HUTCHMED continues to deliver on its strategy outlined in November 2022 to create value, prioritize its portfolio and bring innovative medicines to patients globally —

— Divestment proceeds to advance HUTCHMED’s pipeline and core innovative medicines business —

— Focused R&D investment includes HUTCHMED’s proprietary antibody-targeted therapy conjugate platform, with first candidates expected to enter clinical trials in the second half of 2025 —

Hong Kong, Shanghai & Florham Park, NJ — Thursday, January 2, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) announces that it has entered into two agreements to divest its 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) for approximately US$608 million (RMB4,478 million) in cash, to GP Health Service Capital Co., Ltd (“GP Health Service Capital”) and Shanghai Pharmaceuticals Holding Co., Ltd. (“Shanghai Pharma”) (HKEX:02607; SSE:601607). HUTCHMED has been exploring opportunities to monetize the underlying value of SHPL, a non-core, non-consolidated joint venture. These transactions would allow HUTCHMED to focus on its core business of discovering, developing and commercializing novel therapies for the treatment of cancers and immunological diseases, including advancing its next-generation antibody-targeted-therapy conjugate programs.

HUTCHMED will host a short update call on Tuesday, January 7, 2025. Details will be available at www.hutch-med.com/event in due course.

SHPL primarily manufactures, sells and distributes its own-brand prescription medicines in China, predominantly for cardiovascular diseases. SHPL is a 50:50 joint venture established between HUTCHMED and Shanghai Pharma in 2001. In 2023, the consolidated net income attributable to HUTCHMED from SHPL was US$47.4 million. HUTCHMED does not consolidate revenue from SHPL.

HUTCHMED plans to invest the proceeds from these transactions to further develop its internal pipeline and drive its core business strategy forward. This pipeline and strategy includes its next-generation antibody drug conjugate (“ADC”) platform, which builds on HUTCHMED’s extensive knowledge from pursuing oncological pathways and proven expertise in small molecule targeted therapeutics. By combining antibodies with targeted therapeutics instead of cytotoxins, these antibody-targeted therapy conjugates (“ATTCs”) offer dual mechanisms for addressing a target. Pre-clinical research has shown robust anti-tumor activity with durable response following a single administration, and stronger anti-tumor activity compared to administration with the individual antibody and targeted therapy components, improving tolerability associated with targeted therapy. HUTCHMED plans to move the first of these ATTCs into clinical trials in the second half of 2025.

“This transaction to divest most of our holding in SHPL is another example of HUTCHMED delivering on the strategy outlined in 2022, accelerating our path to profitability and focusing on core operations. SHPL is a well-established business, having delivered over US$370 million in dividends to HUTCHMED throughout the years, and we are confident that it continues to have promising future growth prospects,” said Dr Dan Eldar, Chairman and Non-executive Director of HUTCHMED. “We are focused on capitalizing on our two decades of deep research into oncogenic drivers of disease and discovering and developing highly optimized therapies, through our unique ATTC platform.”

GP Health Service Capital is a China-based private-equity firm with no prior interest in SHPL. Prior to the transactions, HUTCHMED and Shanghai Pharma each holds a 50% equity interest in SHPL. Under the terms of the agreements, GP Health Service Capital has agreed to acquire a 35% equity interest in SHPL from HUTCHMED for approximately US$473 million in cash, and Shanghai Pharma has agreed to acquire a 10% equity interest from HUTCHMED for approximately US$135 million in cash and will hold a total of 60% equity interest in SHPL after the transactions. Out of its 35%, GP Health Service Capital retains the right to designate a third party investment fund to acquire up to a 10% equity interest in SHPL. HUTCHMED will retain a 5% equity interest in SHPL after the transactions.

HUTCHMED expects to record a gain on disposal of approximately US$477 million before taxation. The actual gain to be recorded is subject to review and audit. The proceeds are subject to deduction of withholding tax, which will be determined before Closing. There will be a three-year transition period in which HUTCHMED will propose the General Manager of SHPL, and will guarantee to GP Health Service Capital a minimum net profit growth of SHPL of at least approximately 5% annually, subject to total compensation not exceeding approximately US$95 million. Further details are contained in the HUTCHMED announcement entitled “Major Transaction in Relation to the Disposal of 45% Equity Interest in Shanghai Hutchison Pharmaceuticals Limited”.

HUTCHMED expects to convene an Extraordinary General Meeting (EGM) for its shareholders to consider and, if thought fit, to approve the transactions. The transactions are expected to close by the end of the first quarter of 2025, conditional upon the satisfaction (or, where applicable, waiver) of certain conditions including approval by HUTCHMED shareholders and regulatory approvals. Closing of both transactions are also conditional upon the simultaneous closing of each other.

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said: “We continue to invest in our prolific in-house R&D platform, including our new ATTC programs that we believe have significant potential impact on the treatment of cancers. This divestment brings us additional resources and further focus.”

“Our continual approach to engineer our own innovative, highly selective drug candidates has delivered several medicines with enhanced selectivity and limited off-target activity, allowing sustained target inhibition and flexibility for use as part of combination therapies. We also gained substantial knowledge of these oncogenic pathways, and the issues involved in addressing them. In contrast to traditional cytotoxin-based ADCs, we believe that our antibody-targeted therapy synergistic approach may also be combinable with immunotherapy- or chemotherapy-based frontline standards of care, could overcome chemotherapy resistance, and could avoid cytotoxin-related toxicities that limit long-term administration. This platform also maximizes on our long history of addressing patients with genetic drivers, who benefit less from traditional ADC therapies.”

All transaction-related figures stated in US dollars (US$) are included for illustrative purposes only, and are based on an assumed exchange rate of US$1:RMB7.36. All cash considerations will be denominated in Renminbi (RMB).

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

About Shanghai Pharma

Shanghai Pharma (www.sphchina.com) is a national integrated pharmaceutical company in the PRC that has leading positions in both pharmaceutical production and distribution markets. Shanghai Pharma’s business mainly covers two segments, namely, pharmaceutical industry and pharmaceutical business. The A shares and H shares of Shanghai Pharma are listed on the Shanghai Stock Exchange (stock code:601607) and the Hong Kong Stock Exchange (stock code:02607), respectively.

About GP Health Service Capital

GP Health Service Capital is a professional fund management company committed to industrial investment, mergers and acquisitions and integrations in the medical and health field. Its largest shareholder is GP Capital. It is incorporated under the laws of the PRC with limited liability.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including, without limitation, statements concerning: HUTCHMED’s future plans and prospects, its expectations as to the anticipated amount of proceeds, the intended use of proceeds, the anticipated closing date of the proposed transactions, and the therapeutic potential and clinical development of its R&D programs as well as the safety, efficacy, tolerability, scalability or combinability of all candidates under such programs. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the amount and timely receipt of the considerations, satisfaction of the conditions precedent to the consummation of the proposed transactions (including the ability of the parties to secure regulatory approvals on the terms expected, at all or in a timely manner), the ability of the parties to complete the proposed transaction, the continued sufficiency of preclinical and clinical data to support development and approval of the R&D programs in China, in the United States and in other jurisdictions, their potential to gain clinical trial approvals from regulatory authorities, the safety profile of the R&D programs, HUTCHMED ability to fund, implement and complete its further clinical development and commercialization plans for the R&D programs, the timing of these events; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or the regulatory pathway for the ATTC programs; and HUTCHMED’s ability to successfully develop and commercialize the R&D programs. In addition, when or if used herein, the words and phrases “aims,” “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “on track,” “predicts,” “plans,” “potential,” “promising,” “should,” “to be,” “will,” and similar expressions and their variants, as they relate to HUTCHMED may identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Although HUTCHMED believes the expectations reflected in such forward-looking statements are reasonable, HUTCHMED can give no assurance that such expectations will prove to be correct. Readers are cautioned that actual results, levels of activity, safety, performance or events and circumstances could differ materially from those expressed or implied HUTCHMED’s forward-looking statements due to a variety of risks and uncertainties, which include, without limitation, assumptions regarding the safety, efficacy, supply, continued regulatory approval of these therapeutics, and in some cases connected to the risks of the use of other drug products as combination therapeutics. Forward-looking statements are neither historical facts nor assurances of future performance. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500